# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KULR Technology Group, Inc., CIK 0001662684
CUSIP: 50125G109
Title of class of securities: Common Stock, par value $0.0001 per share, Series A Voting Preferred Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 555 Forge River Road, Suite 100, Webster, Texas (TX), 77598
Date of event which requires filing of this statement: 04/28/2026
Filed by CIK 0001680640
Persons authorized to receive notices and communications: Jay K. Yamamoto, Esq., 555 Forge River Road, Suite 100, Webster, Texas (TX), 77598, 408-663-5247

## Reporting persons
- Michael Mo (CIK 0001680640): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,117,668; shared voting power 0; sole dispositive power 3,117,668; shared dispositive power 0; aggregate amount beneficially owned 3,117,668 (6.7% of the class)
  Comment: * On June 23, 2025, the Issuer completed a one-for-eight reverse stock split of its common stock (the "Reverse Stock Split"). All of the share numbers presented in this Amendment No. 3 have been adjusted to reflect the Reverse Stock Split.
  
  (1) As of the date hereof, Michael Mo (the "Reporting Person") may be deemed to beneficially own an aggregate of 3,117,668 shares of common stock, par value $0.0001 per share (the "Common Stock"), of KULR Technology Group, Inc., a Delaware corporation (the "Issuer" or the "Company"), which amount includes: (i) 2,598,149 shares held directly by Mr. Mo, (ii) 175,000 shares held jointly by Mr. Mo and his spouse, Linda Mo, and (iii) an aggregate of 281,250 shares underlying various restricted stock unit grants, even though they are not expected to settle or vest within 60 days of this filing.
  
  (2) As of the date hereof, the Reporting Person beneficially owns an aggregate of 1,000,000 shares of Non-Convertible Series A Voting Preferred Stock, par value $0.0001 per share (the "Preferred Stock"). Each share of the Preferred Stock entitles the Reporting Person to votes equal to one hundred (100) votes per share of Preferred Stock held.
  
  (3) The foregoing reported beneficial ownership percentage is based on 46,254,040 shares of Common Stock issued and outstanding and assumes the issuance of 281,250 shares underlying various restricted stock units granted to Mr. Mo, even though they are not expected to settle or vest within 60 days of this filing.
  
  (4) Mr. Mo is the sole holder of all issued and outstanding shares of Preferred Stock and after giving effect to the voting rights of such Preferred Stock and the voting rights of the Common Stock beneficially owned by Mr. Mo, the aggregate voting power held by Mr. Mo would be 70.51% of all voting rights of the Issuer's voting securities (based on 146,254,040 aggregate votes).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share, Series A Voting Preferred Stock, par value $0.0001 per share
Name of issuer: KULR Technology Group, Inc.
Address of issuer's principal executive offices: 555 Forge River Road, Suite 100, Webster, Texas (TX), 77598

## Item 2. Identity and Background
Name of person filing: Michael Mo
Residence or business address: The address of the principal office of the Reporting Person is c/o KULR Technology Group, Inc., 555 Forge River Road, Suite 100, Webster, Texas 77598
Present principal occupation or employment: Mr. Mo is the Chairman of the Board of Directors of the Issuer ("Board") and the Chief Executive Officer of KULR Technology Group, Inc.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
There were no personal funds used by the Reporting Person in the acquisition of any of the securities described below.

On May 23, 2024, the Board approved a grant of 35,779 restricted stock units ("RSUs"), which RSUs vest on May 23, 2025. On January 16, 2025, the Board approved a grant of 250,000 RSUs, which RSUs vest over a four-year period in equal annual installments, with the first installment vesting on January 17, 2026, contingent on continued employment with the Company.

On January 16, 2025, the Board approved the issuance of 270,000 shares of Preferred Stock to the Reporting Person, in accordance with a resolution passed by the Board and the prior approval of the majority stockholders of the Company. This issuance is part of a strategic initiative to reinforce and enhance the Issuer's flexibility to optimize its negotiating position in any potential current and/or future engagements with commercial, financial, and/or strategic parties, and to provide defenses against potential hostile third-party actions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Following the recommendation of the Compensation Committee of the Board, on May 23, 2024, the Board approved and granted Mr. Mo 35,779 RSUs to vest over a one-year period, contingent on continued employment with the Company.

Following the recommendation of the Compensation Committee of the Board, on January 16, 2025, the Board approved, certain adjustments to the cash compensation and, grant of restricted stock units to the executive officers of the Company. The Committee and the Board recognized that the Reporting Person has demonstrated exceptional dedication and leadership, guiding the Company through significant market volatility and extended periods without compensatory adjustments, and granted Mr. Mo 250,000 RSUs to vest over a four-year period in equal annual installments, with the first installment vesting on January 17, 2026, contingent on continued employment with the Company.

On January 16, 2025, the Board approved the issuance of 270,000 shares of Preferred Stock to the Reporting Person, in accordance with a resolution passed by the Issuer's Board and the prior approval of the majority stockholders of the Company. This issuance is part of a strategic initiative to reinforce and enhance the Issuer's flexibility to optimize its negotiating position in any potential current and/or future engagements with commercial, financial, and/or strategic parties, and to provide defenses against potential hostile third-party actions.

The issuance is subject to the Board reserving the full and unequivocal right to revoke, rescind, transfer or otherwise cancel the issued Preferred Stock in the event the Reporting Person is removed from any position with the Company or resigns from all positions with the Company.

The Independent Members of the Board determined that the issuance represents a pivotal strategic move to reinforce and enhance the Issuer's flexibility to optimize its negotiating position in any potential current and/or future engagement with commercial, financial, and/or strategic parties, and to provide defenses against potential hostile third-party actions.

The shares of Preferred Stock were issued in reliance upon the exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

On April 28, 2026, the Reporting Person caused to be delivered to the Members of the Board a consent in lieu of a stockholder meeting under Section 228 of the General Corporation Law of the State of Delaware (the "DGCL"), which reflected the vote by the Reporting Person, as the holder of a majority of the outstanding aggregate voting stock of the Issuer, to (i) remove Dr. Joanna Massey, Donna Grier, Aron Schwartz, and Shawn Canter from the Board effective immediately and (ii) elect Benjamin Andrew Frank and Dr. Michael Philip Kimel as members of the Board to serve until the next annual meeting of stockholders of the Company or until their successors have been duly elected and qualified, effective immediately (collectively, the "Action").

In addition to the purposes described above, the Reporting Person acquired his position in the shares of the Common Stock, Preferred Stock, and the other securities and instruments reported herein, if any, for investment purposes in the belief that such securities are undervalued and represent an attractive investment opportunity.

In pursuing such investment purposes to achieve an attractive return on his ownership of the securities, the Reporting Person may, while maintaining compliance with applicable laws, regulations or Issuer's policies, do any or all of the following, either alone or in combination with any other of the following, at such times and from time to time as he may in his sole discretion deem appropriate or desirable:

i. acquire additional shares of the Common Stock, Preferred Stock, and/or other securities and/or instruments (including equity, debt or other securities or instruments) of the Issuer or its affiliates in the open market, in privately negotiated transactions, or otherwise;

ii. dispose of any or all of the shares of the Common Stock, Preferred Stock, and/or other securities and/or instruments of the Issuer or its affiliates in the open market, in privately negotiated transactions, or otherwise;

iii. enter into swap and/or other derivative transactions with broker-dealers, financial institutions, and/or other counterparties with respect to the securities of the Issuer or its affiliates which may be deemed to either increase or decrease economic exposure to the value of the shares of the Common Stock, Preferred Stock, or other securities of the Issuer or its affiliates;

iv. engage in any other hedging or similar transactions with respect to the shares of Common Stock, Preferred Stock, and/or other securities or instruments of the Issuer or its affiliates;

v. engage in discussions with directors, officers, members of management, and other personnel of the Issuer and its affiliates with respect to the Issuer and its affiliates, including with respect to each of the items described in this Item 4;

vi. engage in discussions with other holders of the Common Stock, Preferred Stock (if any), and/or other securities or instruments of the Issuer and/or its affiliates with respect to the Issuer and its affiliates, including with respect to each of the items described in this Item 4;

vii. engage in discussions with third parties, including investors, sources of financing, potential strategic partners, professional service providers, industry analysts, and other persons and entities with respect to the Issuer and its affiliates, including with respect to each of the items described in this Item 4;

viii. propose changes in or to one or more of the Issuer's or its affiliate's operations, governance, management, corporate structure, organizational and reporting structure, capitalization, use of capital, financial metrics, business strategy, executive compensation and/or other matters related to the foregoing;

ix. propose that the Issuer and/or its affiliates pursue material business acquisitions and/or the sale (or other disposition), merger or business combination of the Issuer or its affiliates with respect to any part of the Issuer's or such affiliates' business, or one or more similar transactions;

x. propose or nominate candidates to serve on the Issuer's and/or its affiliates' board of directors;

xi. propose changes to the current board of directors of the Issuer and/or its affiliates, including the number, term and identity of the members of the Issuer's and/or such affiliates' board of directors;

xii. propose changes to the current members of management of the Issuer or its affiliates;

xiii. solicit proxies or consents from shareholders of the Issuer or its affiliates, including but not limited to as part of a proxy contest, consent solicitation or other possible change of control of the Issuer and/or its affiliates;

xiv. pursue a variety of other actions in furtherance of one or more of the foregoing;

xv. modify his plans, proposals or intentions with respect to one or more of the foregoing; and

xvi. plan, propose or pursue other actions with respect to the Issuer and/or its affiliates, including one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, in each case as the Reporting Person may deem appropriate from time to time.

In considering and evaluating such plans or proposals, the Reporting Person expects that he will, in his capacity as a securityholder as well as the Chief Executive Officer and Chairman of the Issuer, continually monitor and evaluate, among other things, the Issuer's operations, financial performance, organizational and reporting structure, corporate governance, capital structure, management performance, executive compensation, business strategy, competitive positions, future prospects, proposed and/or consummated transactions, including the acquisition or the sale (or other disposition), or merger or combination, of the Issuer and/or its affiliates or any part of the Issuer's or its affiliates' business, or any similar transactions.

In addition, the Reporting Person expects that he will continually monitor and evaluate prevailing market conditions with respect to the shares of the Common Stock, Preferred Stock, and other securities and instruments of the Issuer and its affiliates at various times in the future, the alternative investment opportunities available to the Reporting Person, the liquidity requirements and capital needs of the Reporting Person, and a variety of other investment considerations that may arise from time to time as determined by the Reporting Person in his sole discretion.

The actions taken by the Reporting Person with respect to the Issuer and its affiliates and the shares of the Common Stock, Preferred Stock, and/or other securities or instruments of the Issuer and its affiliates will be based upon the foregoing considerations and a wide variety of factors, including but not limited to changes in the market prices of the shares of the Common Stock, Preferred Stock, or the other securities or instruments of or related to the Issuer and its affiliates and/or changes in the results of the Issuer's operations, business strategy or prospects, as well as the results of the communications, if any, that the Reporting Person may have with the Issuer, its officers and directors and other personnel (and those of the Issuer's affiliates), with the other third parties described herein, and the actions taken by the Issuer and its officers, directors and other personnel (and those of the Issuer's affiliates), and the third parties described herein, with respect to the matters described herein, and any other matters deemed relevant by the Reporting Person, whether or not similar to any of the foregoing.

The Reporting Person may also take steps to explore and prepare for various plans, proposals, and actions, including but not limited to those described herein, and engage in discussions with respect to one or more of the foregoing, before forming an actual plan, proposal or intention to engage in such actions and/or proceed with such transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, the Reporting Person may be deemed to beneficially own an aggregate of 3,117,668 shares of Common Stock, which amount includes: (i) 2,598,149 shares held directly by Mr. Mo, (ii) 175,000 shares held jointly by Mr. Mo and his spouse, Linda Mo, and (iii) an aggregate of 281,250 shares underlying various restricted stock unit grants, even though they are not expected to settle or vest within 60 days of this filing.

On January 16, 2025, the Board approved the issuance of 270,000 shares of Preferred Stock to the Reporting Person. Mr. Mo is the sole holder of all issued and outstanding shares of Preferred Stock and after giving effect to the voting rights of such Preferred Stock and the voting rights of the Common Stock beneficially owned by Mr. Mo (assuming the vesting and settlement of all RSUs held by Mr. Mo), the aggregate voting power held by Mr. Mo would be 70.51% of all voting rights of the Issuer's voting securities (based on 146,254,040 aggregate votes).
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: Except as described in this Amendment No. 3, the Reporting Person has not effectuated any other transactions involving the securities of the Issuer in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: As of the date of filing this Schedule 13D, no person other than the Reporting Person is known to have the power to direct the receipt of dividends from, or proceeds from the sale of, any of the shares beneficially owned by the Reporting Person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in this Amendment No. 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Michael Mo: /s/ Michael Mo, Michael Mo (05/08/2026)